Exhibit 99.1

For Immediate Release

Investor Contacts: Inspire Pharmaceuticals, Inc. Jenny Kobin VP, Investor Relations and Corporate Communications (919) 941-9777, Extension 219	Media Contact: BMC Communications Dan Budwick (212) 477-9007, Extension 14

Thomas R. Staab, II

Chief Financial Officer

(919) 941-9777, Extension 267

INSPIRE REPORTS THIRD QUARTER 2006 FINANCIAL RESULTS

- Third Quarter 2006 Revenue Increases 48% from Third Quarter 2005 -

DURHAM, NC – November 7, 2006 – Inspire Pharmaceuticals, Inc. (NASDAQ: ISPH) today reported financial results for the third quarter ended September 30, 2006.

Total revenue for the third quarter of 2006 was $9.7 million, which was generated from co-promotion activities, compared to $6.6 million for the third quarter of 2005. Co-promotion revenue from net sales of Elestat® (epinastine HCl ophthalmic solution) 0.05% was $5.4 million, an increase of 20% compared to $4.5 million recognized in the third quarter of 2005. Co-promotion revenue on net sales of Restasis® (cyclosporine ophthalmic emulsion) 0.05% for the third quarter of 2006 was $4.3 million, an increase of 109% compared to $2.1 million recognized in the third quarter of 2005. The increases in third quarter 2006 co-promotion revenues, as compared to 2005, were related to the continued patient and physician acceptance and usage of Elestat and Restasis in the United States, a continued increase in the allergic conjunctivitis products market in which Inspire competes and an increase in Inspire’s entitled percentage of net sales of Restasis effective in April 2006.

Total revenue for the nine months ended September 30, 2006 was $28.6 million, as compared to $18.0 million for the same 2005 period. Co-promotion revenues were $27.4 million, an increase of approximately $9.4 million compared to the same period in 2005. In addition, in the first quarter of 2006, the Company recognized $1.25 million in development milestone revenue received pursuant to a collaborative research agreement with Santen Pharmaceutical Co., Ltd. related to Santen’s completion of Phase 2 development of diquafosol tetrasodium for dry eye disease in Japan.

Operating expenses for the third quarter of 2006 totaled $18.1 million, as compared to $14.4 million for the same period in 2005. All categories of operating expenses increased in the third quarter of 2006, as compared to 2005, with research and development expenses increasing $1.5 million, selling and marketing increasing $1.1 million and general and administrative expenses increasing $1.0 million. Increased research and development expenses were attributable to

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increased costs for advancing the Company’s seasonal allergic rhinitis and glaucoma programs, as well as increased costs associated with the cardiovascular program prior to the Company terminating its Phase 2 clinical trial in August 2006. Increased selling and marketing costs were due to an overall increase in promotional activities and costs associated with the Company’s sales force. Increased general and administrative expenses were due to increased legal and administrative costs associated with the ongoing stockholder litigation and U.S. Securities and Exchange Commission (SEC) investigation, as well as increased personnel costs, partially due to implementation of Statement of Financial Accounting Standards No. 123(R). Operating expenses for the nine months ended September 30, 2006 were $58.7 million, as compared to $45.8 million for the same period in 2005.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (R), “Share-Based Payment”. The Company recorded approximately $417,000 and $1.1 million of stock-based compensation expense, related to stock options and restricted stock units, in its operating expenses for the third quarter and nine months ended September 30, 2006, respectively.

For the quarter ended September 30, 2006, the Company reported a net loss of $7.2 million, or ($0.17) per share, as compared to a net loss of $6.8 million, or ($0.16) per share, for the same period in 2005. The net loss for the nine months ended September 30, 2006 was $26.6 million, or ($0.63) per share, as compared to a net loss of $24.8 million, or ($0.59) per share for the same period in 2005. Cash, cash equivalents and investments totaled $95.6 million at September 30, 2006, reflecting a $26.7 million utilization of cash, cash equivalents and investments during the first nine months of 2006.

Based upon the current results and trends and the recent completion of the FAES Farma in-licensing agreement in October 2006, which requires the Company to pay an upfront license fee of $7 million, the Company has adjusted its 2006 operating guidance to aggregate revenue of $35-$39 million and operating expenses of $84-$89 million, which includes approximately $2 million of stock-based compensation expense.

Christy L. Shaffer, Ph.D., President and CEO of Inspire, stated, “Our commercial team continued to deliver excellent performance, driving nearly 50% growth in revenues from Elestat and Restasis. We are looking forward to leveraging our commercial infrastructure with bilastine, the late-stage novel oral antihistamine compound that we recently added to our allergy franchise through an in-licensing collaboration with FAES Farma. We also made progress in our other allergy program with the filing of an Investigational New Drug (IND) application and initiation of Phase 2 testing of epinastine nasal spray.”

Recent Updates Include (July 1, 2006 through November 7, 2006):

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Research & Development

•	Signed licensing agreement with FAES Farma for the U.S and Canadian development and commercialization of bilastine, a Phase 3 oral antihistamine compound for the treatment or prevention of allergic rhinitis;

•	Filed an IND application for the first compound in a series of molecules being researched in the glaucoma program, with plans to conduct a small Phase 1 clinical trial in 2007 to evaluate safety and proof-of-concept;

•	Filed an IND application and commenced Phase 2 clinical testing of epinastine nasal spray for the treatment of seasonal allergic rhinitis;

•	Met with the U.S. Food and Drug Administration (FDA) in late September 2006 and will be providing additional information in November 2006 to continue ongoing discussions related to the Company’s dry eye clinical program for Prolacria™;

•	Initiated a Phase 3 clinical trial to evaluate denufosol tetrasodium in patients with mild CF lung disease and initiated required carcinogenicity study of denufosol in rodents;

•	Presented scientific data at several medical meetings, including a summary presentation of Prolacria clinical data at the International Congress of Eye Research and a poster presentation of results from Inspire’s small, pediatric Phase 2 clinical trial provided at the 2006 North American Cystic Fibrosis Conference; and

•	Terminated a Phase 2 clinical trial to evaluate INS50589 Antiplatelet in patients undergoing coronary artery bypass graft surgery per the recommendation of the Company’s independent Data Monitoring Committee.

Sales and Marketing

•	Continued Elestat ranking as the second most prescribed allergic conjunctivitis product in the United States, achieving 10% in total weekly prescription volume and 9% of total year-to-date 2006 prescription volume based upon National Prescription data from IMS Health, as measured for the week ending October 13, 2006;

•	Maintained approximately 19% market share throughout 2006 in the top 200 highest prescribing ophthalmologists, optometrists, and allergists in each of our 64 sales territories based on weekly prescription data from IMS Health; and

•	In collaboration with Allergan, Inc., increased prescription volume of Restasis, which is the only approved prescription treatment for dry eye in the United States; Allergan reported third quarter 2006 net sales of Restasis of $69 million, representing a 28% increase over third quarter 2005. In November 2006, Allergan lowered their 2006 guidance for net sales of Restasis to $265-$275 million.

Corporate

•	Added Nancy J. Hutson, Ph.D., former Senior Vice President, Global Research and Development of Pfizer, Inc., to Board of Directors;

•	Announced the hiring of two new executives, Bart J. Dunn as Vice President, Business Development and Raymond W. Hines as Vice President, Associate General Counsel; and

•	On October 19, 2006, the Company received a Wells notice from the staff of the U.S.

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

Securities and Exchange Commission (SEC), issued in connection with an SEC investigation that the Company previously disclosed relating to its Phase 3 clinical trial of the Company's dry eye product candidate, Prolacria. The Company's Chief Executive Officer and its Executive Vice President, Operations and Communications, also received Wells Notices.

Inspire will host a conference call and live webcast to discuss its third quarter 2006 financial results on Tuesday, November 7th at 10:00 a.m. ET. To access the conference call, U.S. participants may call (877) 780-2276 and international participants may call (973) 582-2757. The conference ID number is 7996513. A live webcast and replay of the call will be available on Inspire's website at www.inspirepharm.com. A telephone replay of the conference call will be available until November 21, 2006. To access this replay, U.S. participants may call (877) 519-4471 and international participants may call (973) 341-3080. The conference ID number is 7996513.

About Inspire

Inspire is a biopharmaceutical company dedicated to discovering, developing and commercializing prescription pharmaceutical products in disease areas with significant commercial potential and unmet medical needs. The research and development programs of Inspire are driven by extensive scientific experience in the therapeutic areas of ophthalmology and respiratory/allergy, and supported by expertise in the field of P2 receptors. Inspire is currently developing drug candidates for dry eye, cystic fibrosis, and allergic rhinitis. Inspire's U.S. specialty sales force promotes Elestat® (epinastine HCI ophthalmic solution) 0.05% for allergic conjunctivitis and Restasis® (cyclosporine ophthalmic emulsion) 0.05% for dry eye, ophthalmology products developed by Allergan, Inc. Elestat and Restasis are trademarks owned by Allergan. For more information, visit www.inspirepharm.com.

Forward-Looking Statements

The forward-looking statements in this news release relating to management's expectations and beliefs are based on preliminary information and management assumptions. Specifically, no assurances can be made with respect to the timing or outcome of the planned Phase 1 clinic trial for the glaucoma compound or the timing of the provision of additional information related to the clinical program for Prolacria. Such forward-looking statements are subject to a wide range of risks and uncertainties that could cause results to differ in material respects, including those relating to product development, revenue, expense and earnings expectations, the seasonality of Elestat, intellectual property rights, adverse litigation developments, adverse developments in the U.S. Securities and Exchange Commission (SEC) investigation, competitive products, results and timing of clinical trials, success of marketing efforts, the need for additional research and testing, delays in manufacturing, funding, and the timing and content of decisions made by regulatory authorities, including the U.S. Food and Drug Administration. Further information regarding factors that could affect Inspire's results is included in Inspire's filings with the SEC. Inspire undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof.

— Financial tables follow —

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Condensed Statements of Operations

(in thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2006	2005	2006	2005
Revenues:
Revenues from product co-promotion	$9,702	$6,562	$27,357	$18,020
Collaborative research agreements	—	—	1,250	—

Total revenue
	9,702	6,562	28,607	18,020

Operating expenses:
Research and development	8,209	6,672	26,491	19,463
Selling and marketing	6,210	5,063	19,763	18,160
General and administrative	3,633	2,672	12,413	8,163

Total operating expenses	18,052	14,407	58,667	45,786

Loss from operations	(8,350)	(7,845)	(30,060)	(27,766)

Other income (expense):
Interest income	1,203	1,129	3,596	3,130
Interest expense	(28)	(36)	(86)	(114)
Loss on investments	—	—	(29)	—

Other income, net	1,175	1,093	3,481	3,016

Net loss	$(7,175)	$(6,752)	$(26,579)	$(24,750)

Basic and diluted net loss per common share	$(0.17)	$(0.16)	$(0.63)	$(0.59)

Weighted average common shares used in computing basic and diluted net loss per common share	42,238	42,188	42,223	42,066

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

INSPIRE PHARMACEUTICALS, INC.

Selected Balance Sheet Information

(in thousands)

	September 30, 2006	December 31, 2005
Cash, cash equivalents and investments	$95,618	$122,323
Receivables from Allergan	9,602	4,898
Working capital	84,845	99,265
Total assets	110,123	132,446
Total stockholders' equity	93,425	118,689
Shares of common stock outstanding	42,238	42,211

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4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797